                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.___)*


                         CluckCorp International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  189478 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

             Thomas J. Buckley, CFO, Watermarc Food Management Co.
-------------------------------------------------------------------------------
     11111 Wilcrest Green, Suite 350, Houston, Texas 77042; (713) 783-0500
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 8, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13D

CUSIP NO. 189478 10 0                                         PAGE 1 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Watermarc Food Management Co: IRS Employer Identification No. 74-2605598

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
      Not Applicable                                                    (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

      None

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of Texas

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  240,000 shares of common stock.

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     Not applicable
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  240,000 shares of common stock.

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     Not applicable

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      240,000 shares of common stock.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
      No


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!








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ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value (the "Common Stock"), of CluckCorp International, Inc., a Texas corporation ("CluckCorp"). The principal executive office of CluckCorp is 1250 N.E. Loop 410, Suite 335, San Antonio, Texas 78209, and its phone number is (210) 824-2496. To the best knowledge of the filer, the names and addresses of the principal executive officers of CluckCorp are:



Name:                           Office:                                         Address:
William J. Gallagher            Chairman of the Board of Directors              1250 N.E. Loop 410
                                and Chief Executive Officer                     Suite 335
                                                                                San Antonio, Texas  78209
Larry F. Harris                 President, Chief Operating Officer              1250 N.E. Loop 410
                                                                                Suite 335
                                                                                San Antonio, Texas  78209
Sam Bell Steves Rosser          Vice President-Development                      1250 N.E. Loop 410
                                                                                Suite 335
                                                                                San Antonio, Texas  78209
Joseph Fazzone                  Chief Financial Officer                         1250 N.E. Loop 410
                                                                                Suite 335
                                                                                San Antonio, Texas  78209

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Watermarc Food Management Co., a Texas corporation ("Watermarc"), whose principal office address is 11111 Wilcrest Green, Suite 350, Houston, Texas 77042. Watermarc's principal business is the ownership, operation and franchising of restaurants involving various concepts. Watermarc has not, during the last five years, been convicted in a criminal proceeding. Watermarc has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Directors, Executive Officers and Controlling Shareholders of
Watermarc:

1.
         a.       Name: Ghulam M. Bombaywala
         b. Residence or Business Address: 11111 Wilcrest Green, Suite 350, Houston, Texas 77042
         c. Principal Business: CEO and Chairman of the Board of Directors of Watermarc whose address is 11111 Wilcrest Green, Suite 350, Houston, Texas 77042. Watermarc is engaged in the restaurant business. Mr. Bombaywala also owned approximately 46.8% of Watermarc's outstanding common stock as of December 31, 1996.
         d. Mr. Bombaywala has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. Mr. Bombaywala has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.       Citizenship: U.S.

2.

         a.       Name: Angelo Pitillo
         b. Residence or Business Address: 11111 Wilcrest Green, Suite 350, Houston, Texas 77042
         c. Principal Business: President, Chief Operating Officer and Director of Watermarc whose address is 11111 Wilcrest Green, Suite 350, Houston, Texas 77042. Watermarc is engaged in the restaurant business.
         d. Mr. Pitillo has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. Mr. Pitillo has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.       Citizenship: U.S.

3.

         a.       Name: Thomas J. Buckley
         b. Residence or Business Address: 11111 Wilcrest Green, Suite 350, Houston, Texas 77042
         c. Principal Business: CFO of Watermarc whose address is 11111 Wilcrest Green, Suite 350, Houston, Texas 77042. Watermarc is engaged in the restaurant business.
         d. Mr. Buckley has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. Mr. Buckley has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.       Citizenship: U.S.

4.

         a.       Name: Michael S. Chadwick
         b. Residence or Business Address: Sanders Morris Mundy Inc., 3100 Texas Commerce Tower, Houston, Texas 77002
         c. Principal Business: Investment banking; Senior Vice President and Managing Director of the Corporate Finance Department of Sanders Morris Mundy Inc., a Houston based financial services and investment banking firm whose address is 3100 Texas Commerce Tower, Houston, Texas 77002. Mr. Chadwick is a director of Watermarc.
         d. Mr. Chadwick has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. Mr. Chadwick has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.       Citizenship: U.S.

5.

         a.       Name: Nico B. Letschert
         b. Residence or Business Address: Noesis Capital Corp., 1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487
         c. Principal Business: CEO of Noesis Capital Corp., a Florida-based investment banking and money management firm whose address is 1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487. Mr. Letschert is also a director of Watermarc.
         d. Mr. Letschert has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).




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         e.       Mr. Letschert has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.       Citizenship: U.S.

6.
         a.       Name: Philip M. Mount
         b. Residence or Business Address: Kelly, Sutter, Mount & Kendrick, P.C., 1600 Smith, Suite 3700, Houston, Texas 77002
         c. Principal Business: Shareholder in the law firm of Kelly, Sutter, Mount & Kendrick, P.C., 1600 Smith, Suite 3700, Houston, Texas 77002, and his principal occupation is the practice of law in the State of Texas. Mr. Mount is a director of Watermarc.
         d. Mr. Mount has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. Mr. Mount has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.       Citizenship: U.S.

7.
         a.       Name: Sarosh J. Collector
         b. Residence or Business Address: Collector, Dart & Moore, P.C., 3000 Richmond, Suite 270, Houston, Texas 77098
         c. Principal Business: Certified public accountant and serves as the President of the accounting firm of Collector, Dart & Moore, P.C., 3000 Richmond, Suite 270, Houston, Texas 77098. Mr. Collector is also a director of Watermarc.
         d. Mr. Collector has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. Mr. Collector has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.       Citizenship: U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Watermarc acquired 240,000 shares (the "Shares") of the outstanding common stock, $.01 par value (the "Common Stock") of CluckCorp International, Inc., a Texas corporation ("CluckCorp") on June 30, 1994, upon the conversion of, and as partial payment for, a promissory note of CluckCorp owed to Watermarc in the principal amount of $800,000 (the "Note") issued in June 1993 and in exchange for certain other advances owed to Watermarc. The Note had a maturity date of June 30, 1998, and was payable, at the option of CluckCorp, in whole or in part, in cash or with Common Stock of CluckCorp. During 1994 CluckCorp repaid a portion of the Note in cash and the remaining portion of the Note and certain advances were paid with the Shares. Watermarc subsequently sold the Shares of CluckCorp to JEB Investment Corporation, a Texas corporation ("JEB") in exchange for a $1,800,000 recourse promissory note executed by JEB as maker (the "JEB Note") bearing interest at 9% per annum, payable annually, with a final maturity date of June 30, 1996. Prior management of Watermarc entered into all of the foregoing transactions between CluckCorp, Watermarc and JEB. The JEB Note was secured by the Shares pursuant to a Pledge Agreement of even date therewith. JEB defaulted on the payments required under the JEB Note. On or about May 8, 1997, JEB, Watermarc and Michael H. Hogan, a resident of Texas and the President of JEB ("Hogan"), executed and delivered a Mutual

Release Agreement whereby JEB relinquished all right, title and interest in the Shares to Watermarc pursuant to Watermarc's foreclosure rights in consideration for Watermarc relinquishing all of its rights under the JEB Note. In addition, the parties to the Mutual Release Agreement agreed to mutual general releases against each other conditioned upon certain representations and compliance with the Mutual Release Agreement.

ITEM 4. PURPOSE OF TRANSACTION

Watermarc received the Shares in June 1994 from CluckCorp as partial payment of the Note and other advances owed by CluckCorp to Watermarc which Shares were then sold to JEB in a private transaction by prior management of Watermarc. See
Item 3. Watermarc received the Shares because CluckCorp could not pay the Note and other amounts owed to Watermarc in cash. See Item 3. CluckCorp had the option to repay the Note to Watermarc in whole or in part with its Common Stock which it elected to do. On or about May 8, 1997, solely because of JEB's inability to pay the JEB Note, in whole or in part, in cash and in a timely manner and solely because of prior and continuing defaults on the JEB Note, the parties executed and delivered the Mutual Release Agreement and Watermarc received the Shares pursuant to its legal foreclosure rights. See Item 3.

         It is not the current intention of Watermarc to hold the Shares for long-term investment or for any other purposes. However, Watermarc reserves the right to retain the Shares, or any portion of the Shares, for investment purposes, should its intentions change in the future for any reasons including, but not limited to, adverse market conditions, substantial declines or increases in the market price of the Common Stock, a lack of liquidity in the public market for the Shares or for any other reason. Watermarc intends to sell the Shares in public or private transactions as soon as reasonably practicable. At this time, Watermarc has no intention to acquire any additional shares, of any class, of CluckCorp. Watermarc has no present intentions, plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of CluckCorp, or the disposition of securities of CluckCorp, except as described above;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CluckCorp or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of CluckCorp or any of its subsidiaries;

         (d) Any change in the present board of directors or management of CluckCorp, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of CluckCorp;

         (f) Any other material change in CluckCorp's business or corporate structure;

         (g) Changes in CluckCorp's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of CluckCorp by any person;

         (h) Causing a class of securities of CluckCorp to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of CluckCorp becoming eligible for termination of registration to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or







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         (j)      Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Watermarc owns 240,000 shares of Common Stock of CluckCorp. Based on CluckCorp's form SB-2/A filed with the Securities and Exchange Commission on April 29, 1997, CluckCorp disclosed that as of December 29, 1996, it had 2,112,750 issued and outstanding shares of Common Stock. Accordingly, to the best of Watermarc's knowledge at this time, Watermarc's ownership percentage is 11.4% of the outstanding shares of Common Stock of CluckCorp, without giving any effect to any potential dilution as a result of any outstanding options, warrants or other convertible or exchangeable securities of CluckCorp which may be outstanding. Watermarc has no right to acquire any additional shares of CluckCorp.

(b) Watermarc has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the Shares.

(c) Watermarc has not engaged in any transactions with respect to the Common Stock of CluckCorp during the sixty (60) day period preceding the date of this filing.

(d) No other person is known by Watermarc to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Watermarc.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Mutual Release Agreement referred to in Items 3 and 4 above whereby Watermarc finalized its foreclosure on the Shares from JEB, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of CluckCorp.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) or agreements of Watermarc relating to
(i) the borrowing of funds to finance any acquisitions, required to be disclosed in Item 3; (ii) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter required to be disclosed in Item 4; and (iii) the transfer or voting of the securities, finders fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy required to be disclosed in Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WATERMARC FOOD MANAGEMENT CO.


Date:  May 14, 1997                       By: /s/ Thomas J. Buckley
                                             --------------------------------
                                             Thomas J. Buckley, CFO